

September 22, 2023

Thomas A. Ellman
Chief Financial Officer
GATX Corporation
233 South Wacker Drive
Chicago, IL 60606-7147

> **Re: GATX Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 16, 2023**
> **File No. 001-02328**

Dear Thomas A. Ellman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation